UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007879

February 6, 2004

Richard B. Alsop
First Vice President and General Counsel
Corporate Law
Office of General Counsel
Merrill Lynch & Co., Inc.
222 Broadway, 17th Floor
New York, NY 10038

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/6/2004

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 18, 2003

Dear Mr. Alsop:

This is in response to your letter dated December 18, 2003 concerning the shareholder proposal submitted to Merrill Lynch by the International Brotherhood of Teamsters General Fund. We also have received a letter on the proponents' behalf dated January 14, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures
cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001-2198

Richard B. Alsop
First Vice President &
General Counsel
Corporate Law

Office of General Counsel

222 Broadway, 17th Floor
New York, New York 10038
212 670 0180
212 449 6348
FAX 212 670 4518
FAX 212 738 2031
ralsop@exchange.ml.com

Merrill Lynch

December 18, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 – Rule 14a-8**
Shareholder Proposal Submitted by the International Brotherhood of Teamsters

Ladies and Gentlemen:

Merrill Lynch & Co., Inc. ("Merrill Lynch") has received the cover letter and shareholder proposal attached as Exhibit 1 hereto (the "Proposal") from the International Brotherhood of Teamsters (the "Teamsters"), on behalf of the International Brotherhood of Teamsters General Fund (the "Fund"), for inclusion in the proxy materials for, and submission to a vote of the shareholders of Merrill Lynch at, the 2004 annual meeting of shareholders (the "2004 Annual Meeting").

The Proposal urges that the Board of Directors (the "Board") of Merrill Lynch "amend the by-laws to require that an independent director who has not served as the chief executive of [Merrill Lynch] serve as Board Chair."

For each of the independently sufficient reasons set forth below, Merrill Lynch intends to omit the proposal from its proxy materials for the 2004 Annual Meeting pursuant to the following provisions of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended:

- Rule 14a-8(i)(4), because the Proposal relates to the redress of a personal claim or grievance against Merrill Lynch and is designed to further a personal interest of the Teamsters, which is not shared by the other shareholders at large;
- Rule 14a-8(i)(8), because the Proposal deals with a matter relating to an election for membership on Merrill Lynch's Board; and

- Rule 14a-8(i)(3), because substantial portions of the supporting statement to the Proposal are false and/or misleading with respect to material facts, and the supporting statement omits to state material facts necessary in order to make the supporting statement not false or misleading.

We respectfully request the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if Merrill Lynch omits the Proposal from its proxy materials for the 2004 Annual Meeting. Our explanation, with supporting authority, of why we believe Merrill Lynch may properly exclude the Proposal is set forth below.

The Proposal Relates to the Redress of a Grievance and the Furtherance of a Personal Interest

Rule 14a-8(i)(4) permits a company to omit a shareholder proposal if the proposal "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the shareholder submitting the proposal], or to further a personal interest, which is not shared by the other shareholders at large."

On November 17, 2003, we received a letter from the Teamsters purporting to submit the Proposal "on behalf of" the Fund. The letter was signed by Mr. C. Thomas Keegel as General Secretary-Treasurer of the Teamsters and requests that all questions concerning the Proposal be directed to the Teamsters Corporate Governance Advisor. The letter does not explain the affiliation between the Teamsters and the Fund or the basis on which the Teamsters have the authority to act on behalf of the Fund.

After our receipt of the Proposal, several of our pension fund clients who manage union funds contacted us after their union clients voiced concerns prompted by a letter attached as Exhibit 2 hereto (the "Campaign Letter") from Mr. Keegel, again signing as General Secretary-Treasurer of the Teamsters. In the Campaign Letter, addressed to Teamsters Local Unions, Mr. Keegel singles out Merrill Lynch as supporting companies such as Safeway, Krogers and Albertsons in their position that "cutting health and pension benefits for workers is in the interest of shareholders." In particular, Mr. Keegel accuses a Merrill Lynch research analyst of taking a "fundamentally anti-worker and anti-union" position, from which he draws the conclusion that "Merrill Lynch's perception of shareholder value is in direct conflict with [that of the Teamsters]." Mr. Keegel concludes by calling for Teamster pension fund and health and welfare fund trustees, especially those whose funds use Merrill Lynch services, to communicate to Merrill Lynch their concerns regarding Merrill Lynch's allegedly anti-union stance. Attached as Exhibit 3 hereto is a Teamsters' press release dated November 13, 2003 concerning the Campaign Letter made available on the Teamsters' website (www.teamsters.org).

We note that Mr. Keegel both signed the Campaign Letter and submitted the Proposal. Mr. Keegel sent the Campaign Letter on November 4th, just 10 days before he submitted the Proposal to Merrill Lynch. The Teamsters' press release concerning the Campaign Letter was issued just a day prior to the mailing of the Proposal.

Given the facts described above, we do not believe that the Proposal was submitted by the Teamsters on behalf of the Fund as a bona fide effort to improve Merrill Lynch's corporate governance for the benefit of all of its shareholders. Rather, we are convinced that the Teamsters, taking advantage of the Fund's standing as a shareholder of Merrill Lynch and using the shareholder proposal process as an additional avenue of attack, have submitted the Proposal in order to advance the Teamsters' own campaign to pressure Merrill Lynch to influence the reports of its research analysts (a result which would be directly in conflict with the spirit of the Commission's Global Research Analyst Settlement approved in October 2003). We believe that the Teamsters' true motive for submitting the Proposal is evidenced not only by Mr. Keegel's sending both the Campaign Letter and the Proposal within a period of 10 days, but also by the course of action he outlines in the Campaign Letter itself. In the letter, Mr. Keegel urges that "pension fund and health and welfare trustees" communicate to Merrill Lynch their dissatisfaction. By sending the Proposal, Mr. Keegel has done just that.

The Commission has taken the position that even proposals drafted "in broad terms so that they might be of general interest to all security holders" may nonetheless be omitted from a company's proxy materials if the proposals are "a tactic designed to redress a personal grievance or further a personal interest." SEC Release No. 34-19135 (October 14, 1982). See also Phillips Petroleum Company (March 12, 2001) and Sara Lee Corporation (August 10, 2001) (allowing the exclusion of a proposal prohibiting payments made by the company outside the normal course of business where the shareholder had an interest in litigation relating to past payments allegedly made by the company outside the normal course of business). Our present instance may be distinguished from circumstances in which the Staff has denied requests to exclude proposals under Rule 14a-8(i)(4) because of the failure by the companies to supply direct evidence that a proponent is abusing the shareholder proposal process. See, e.g., Consolidated Freightways, Inc. (February 1, 1996) (denying no action relief where evidence of a personal interest was limited to the existence of a union campaign and the proposal's proponents were members of the union) and Waste Management, Inc. (January 14, 2002) (denying no action relief where the evidence of a personal interest was limited to the existence of a campaign and the signing of the cover letter for the proposal, on behalf the shareholder, by the affiliated union's president). Here, not only did the General Secretary-Treasurer of the Teamsters sign the Proposal purportedly on behalf of the Fund, but he also issued, within the span of 10 days, a letter urging trustees of funds affiliated with the Teamsters to communicate the union's agenda to Merrill Lynch.

In light of the foregoing, Merrill Lynch believes the Proposal is not a proposal intended to benefit the shareholders generally, but is intended to further the particular union agenda of the Teamsters, to criticize Merrill Lynch's Chairman and Chief Executive Officer ("CEO") and to cause Merrill Lynch to change certain of its business policies and practices (i.e., to pressure its analyst to take a position more sympathetic to the Teamsters). Because the Proposal is based upon a personal grievance the Teamsters have against Merrill Lynch and has been submitted for the purpose of furthering a personal interest of the Teamsters that is not shared by the other shareholders of Merrill Lynch, it is, therefore, excludable under Rule 14a-8(i)(4).

The Proposal Relates to Election for Membership on Merrill Lynch's Board of Directors

Rule 14a-8(i)(8) permits a company to omit a shareholder proposal if the proposal "relates to an election for membership on the company's board of directors or analogous governing body." In this case, the Proposal relates to Merrill Lynch's current CEO, E. Stanley O'Neal, who also serves as Chairman of the Board in accordance with Merrill Lynch's By-Laws. Mr. O'Neal's current term as Chairman of the Board expires at the 2005 annual meeting of shareholders. It is highly likely that, consistent with Merrill Lynch's historical business practices, Mr. O'Neal will again be nominated by the Board for election by the shareholders as Chairman of the Board at the 2005 annual meeting.

Nominally, the Proposal requests the Board to separate the roles of chairman and CEO by requiring that the chairman be an independent director who has not served as CEO. By its terms, the Proposal's implementation is to be deferred until the 2005 annual meeting of shareholders, which is, by no coincidence, the expiration date of Mr. O'Neal's current term and the meeting at which he will likely again stand for election. Taken together with the supporting statement, the Proposal is evidently an effort to oppose the reelection of Mr. O'Neal at the next available opportunity.

The supporting statement appears to be written in a way calculated to criticize Mr. O'Neal and to cast doubt upon Mr. O'Neal's competency, motives and ethics. After a short introduction, the supporting statement begins by identifying Mr. O'Neal as Merrill Lynch's current Chairman and CEO. Then, using corporate governance as cover, the statement questions Mr. O'Neal's ability to provide the necessary leadership and objectivity required as chairman: "We believe that no [Chairman/CEO] can ... provide the necessary leadership and objectivity required as Chairman of the Board to properly represent the interests of shareholders." That unsubstantiated statement of the Teamsters' opinion, placed immediately after the identification of Mr. O'Neal, clearly is intended to imply that Mr. O'Neal is serving the interests of management at the expense of shareholders. The paragraph continues by implying (although studiously avoiding the use of Mr. O'Neal's name) that Mr. O'Neal has damaged the credibility of Merrill Lynch by appearing conflicted and has not been accountable to Merrill Lynch's shareholders.

The supporting statement then attacks Mr. O'Neal's competency and ethics by attempting to tie him to the collapse of Enron and certain criminal charges brought against several former Merrill Lynch employees. Immediately before the references to Enron, the paragraph begins with the following statements:

> Investors require consistency and stability from the leadership of our Company. In a time where our Company and the economy as a whole have been in turmoil, shareholders need a Chairman of the Board who is independent of management and can focus on protecting the interest of shareholders.

Even without the subsequent references to Enron and the criminal charges brought against several of Merrill Lynch's former employees, the above statements are troubling because they imply that Mr. O'Neal has not provided consistency or stability, that Merrill Lynch has been in turmoil and that Mr. O'Neal has been focused on protecting the interests of management rather than the interests of shareholders. Taken with the subsequent discussion of the Enron events, however, such statements imply not only that Mr. O'Neal failed to exhibit the specified characteristics, but that such failure resulted in the alleged criminal acts by several former employees of Merrill Lynch or, at the very least, a response by management to the charges brought against such former employees calculated to preserve its position rather than protect shareholder interests. This implication is without basis, and impugns Mr. O'Neal's character and his actual performance in handling the Enron crisis.

To set the record straight, Merrill Lynch's settlement with the Enron Task Force, effected under Mr. O'Neal's leadership, was precisely the conduct that the Government views as responsible corporate behavior. According to Leslie Caldwell, the Enron Task Force director, "Merrill Lynch is to be commended for their responsible handling of this matter. They have done just what a company should do under such circumstances."[1] Another prosecutor on the case commended Merrill Lynch for demonstrating "that its current leadership is committed to being a responsible citizen and ensuring that the illegal activities that occurred will not be repeated."[2]

On numerous occasions, the Staff has allowed companies to exclude shareholder proposals under Rule 14a-8(i)(8) where the proposal, together with the supporting statement, appears to question the business judgment of directors who will stand for reelection at an upcoming annual meeting of shareholders. Most recently, the Staff issued a letter to ExxonMobil Corporation (March 20, 2002) concurring with ExxonMobil's request to exclude a proposal to separate the roles of chairman and CEO and designate a non-executive and independent director as chairman. In agreeing that the proposal could be excluded under Rule 14a-8(i)(8), the Staff noted that "the proposal, together with the supporting statement, appears to question the business judgment of ExxonMobil's chairman, who will stand for reelection at the upcoming annual meeting of shareholders." See also AT&T Corp. (February 13, 2001) (permitting the exclusion of a proposal requesting that any future occupants of the positions of CEO and chairman not be the same person, and that the chairman be an independent director where the supporting statement noted the poor performance of the company under the incumbent chairman and CEO's leadership) and Foster Wheeler Corporation (February 5, 2001) (permitting

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1 Mary Flood and Melissa Drosjack, "The Fall of Enron," The Houston Chronicle (September 18, 2003), at A1.

2 Kurt Eichenwald, "Merrill Reaches Deal with U.S. in Enron Affair," The New York Times (September 18, 2003, Thursday, Late Edition), at A1.

the exclusion of a proposal to remove the incumbent CEO, if elected to the board, from the role of chairman and replace him with an outside director where the supporting statement suggested that the company's declining stock price was the result of the incumbent's tenure and service in multiple roles).

Like the proposals that the Staff allowed to be excluded by ExxonMobil, AT&T Corp. and Foster Wheeler Corporation described above, the Proposal is a thinly veiled attempt to criticize Mr. O'Neal and to impede his election to the Board in 2005 by questioning his performance and attempting to tie him to the collapse of Enron. An additional significant similarity to ExxonMobil, where the submitting shareholder issued a press release and maintained a website advocating a change in ExxonMobil's environmental policies contemporaneously with its submission of the proposal to separate the chairman and CEO positions, is that the Proposal is being used as part of a larger campaign in an attempt to force Merrill Lynch to change what is grossly mischaracterized as its "anti-union" position in the Campaign Letter.

The Teamsters are free to voice their criticism of Mr. O'Neal's performance and policies as Chairman and CEO and to oppose his election at the 2005 annual meeting of shareholders. However, a shareholder proposal under Rule 14a-8 questioning his performance as Chairman, whether for the 2004 or the 2005 annual meeting, is not the appropriate means for addressing such dissatisfaction. In a release relating to proposed amendments to Rule 14a-8, the Commission noted that "the principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11 [now Rule 14a-12(c)] are applicable thereto."[3] The Teamsters should not be allowed to use the Proposal as a back-door attempt to oppose the election of Mr. O'Neal to the Board while avoiding the effort and expense of nominating an alternate candidate.

Based on the foregoing, we believe that the Proposal is excludable from Merrill Lynch's proxy materials under Rule 14a-8(i)(8) because it relates to an election for membership on Merrill Lynch's Board.

The Proposal's Supporting Statement Contains False and Misleading Statements and Omits to State Material Facts

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." Note (c)

[3] Exchange Act Release No. 34-12598 (July 7, 1976).

to Rule 14a-9 further states that "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be misleading within the meaning of Rule 14a-9.

The Staff recently allowed a company to omit an entire shareholder proposal and supporting statement under Rule 14a-8(i)(3) where it contained false and misleading statements that impugned "the character, integrity and personal reputation" of members of the company's board by implying that the company's directors had violated, or might choose to violate, their fiduciary duty. The Swiss Helvetia Fund, Inc. (April 3, 2001). The Staff has also recently confirmed that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001).

We believe that the Proposal and its supporting statement may be excluded from Merrill Lynch's proxy materials under Rule 14a-8(i)(3) because they are false, misleading, unsupported and impugning to the character and integrity of Merrill Lynch's Chairman and CEO contrary to the Commission's proxy rules as further described below.

1. In the second paragraph, the Teamsters state that "an appearance of a conflicted Board Chair can damage the credibility of the Company." This statement, which is unsubstantiated and implies that Mr. O'Neal appears conflicted and, as a result, damages the credibility of Merrill Lynch, is materially misleading.

2. We believe that the third paragraph is materially misleading in its entirety for the following reasons:

- The Teamsters assert that "Investors require consistency and stability from the leadership of our Company" and that "shareholders need a Chairman of the Board who is independent of management and can focus on protecting the interests of shareholders," without noting that such statements are only the unsupported opinions of the Teamsters. Furthermore, such statements, when coupled with the discussion of Enron in the immediately following sentence of the same paragraph, improperly and without basis imply that Mr. O'Neal has not provided consistency or stability and that he has not focused on protecting the interests of shareholders.

- The Teamsters flatly assert that "our Company and the economy as a whole have been in turmoil" without explanation (other than indirectly by their reference to Enron further below in the paragraph) or support. We believe that this statement is materially false and misleading to our shareholders concerning the state of our company. As detailed in our third quarter earnings report, released on October 14, 2003, Merrill Lynch reported its highest ever third quarter earnings and the second best quarterly earnings in the company's history. As our results demonstrate, Merrill Lynch is hardly a company "in turmoil."

- The Teamsters raise, for the purposes of criticizing Mr. O'Neal and suggesting that Mr. O'Neal was somehow involved in or responsible for the alleged criminal acts of several former Merrill Lynch employees, the fact that several former Merrill Lynch employees were charged with criminal violations in connection with Enron. As discussed above, the use of this statement is directly contrary to the record of Mr. O'Neal's highly praised involvement in the Enron settlement.

3. The Teamsters assert that "the National Association of Corporate Directors recommend that Boards designate an independent director as Chair or lead director to evaluate CEO and Board Chair functions." In addition to being unsubstantiated by a specific citation, this statement supports an alternative not requested in the Proposal (i.e., the designation of a lead director to evaluate CEO and chairman functions). This could mislead shareholders into believing that the Proposal is to designate a lead director to evaluate CEO and chairman functions, rather than to separate the offices of chairman and CEO and to require that a person who has not served as CEO be the chairman.

4. The Teamsters cite from CalPERS' Corporate Governance Core Principles and Guidelines, dated April 13, 1998 (the "CalPERS' Guidelines"), as follows: "the independence of a majority of the Board is not enough" and that "the *leadership* of the board must embrace independence, and must ultimately change the way in which directors interact with management." As Peoples Energy Corporation noted in their request to omit the identical quotation, the CalPERS' Guidelines do not call for a separation of the CEO and chairman positions, and the use of the CalPERS' Guidelines citation to imply otherwise is materially misleading. See Peoples Energy Corporation (November 3, 2002). The Staff concurred with Peoples Energy that the supporting statement's use of the CalPERS' Guidelines citation may be materially false or misleading under Rule 14a-9 and allowed its omission from the company's proxy materials. Id. For the same reasons, we believe the citation to the CalPERS' Guidelines should be excluded from our proxy materials. In addition, the misuse of the CalPERS' Guidelines makes the second sentence of the fourth paragraph misleading in that it indicates that "institutional investors" (of which The Ethical Funds, the other institutional investor cited by the Teamsters, constitutes only one) agree with the Teamsters' proposition.

5. The third bullet point states that The Ethical Funds call for a strong independent director as chairman to represent the interests of shareholders, but does not include any citation. Without more, neither shareholders nor the Company can verify the accuracy of the statement. The Staff has repeatedly required that shareholder proposals include accurate citations to specific sources. See, e.g., The Boeing Company (February 18, 2003), Swift Transportation Company, Inc. (April 1, 2003) and Peoples Energy Corporation (November 3, 2002).

6. Finally, and in our view most significantly, the Proposal fails to disclose the Teamsters' underlying motive in submitting the Proposal – that it is in fact submitting the

Proposal on behalf of the Teamsters as part of their campaign to pressure Merrill Lynch to change the position of one of its research analysts on a matter of concern to the Teamsters.

For the foregoing reasons, we believe that the Proposal violates the proxy rules, including Rule 14a-9, because the supporting statement is materially false and misleading and omits material facts necessary to make the supporting statement not false or misleading, impugns the character and integrity of Merrill Lynch's Chairman and CEO and sets forth numerous statements and assertions that lack factual support and citation. Therefore, the Proposal, which would require detailed and extensive editing in order to bring it into compliance with the proxy rules, may be excluded in its entirety pursuant to Rule 14a-8(i)(3). If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety, we respectfully request that the Staff recommend exclusion of the statements discussed above.

Conclusion

Based on the foregoing, we believe Merrill Lynch may exclude the Proposal from the proxy materials for the 2004 Annual Meeting. We respectfully request that the Staff confirm that the Proposal may be excluded from such proxy materials.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 212-670-0180. Thank you for your prompt attention to this matter.

Pursuant to Rule 14a-8(j), enclosed for filing on behalf of Merrill Lynch are five additional copies of this letter, as well as a receipt copy, and five copies of the letter dated November 14, 2003 from the Teamsters to Merrill Lynch with the Proposal attached. A copy of this letter, with attachments, is simultaneously being sent to the Teamsters. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope.

Sincerely,

Richard Alsop

Exhibit 1

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

November 14, 2003

BY FAX: 212-670-4703
BY UPS NEXT DAY

Ms. Judith Witterschein, Corporate Secretary
Merrill Lynch and Company, Inc.
222 Broadway
17th Floor
New York, NY 10038

Dear Ms. Witterschein:

I hereby submit the following resolution on behalf of the International Brotherhood of Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2004 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed, please find relevant proof of ownership.

Any written communication should be sent to the below address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo
Enclosures

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-680

RESOLVED:

The shareholders of Merrill Lynch & Co., Inc., ("Merrill Lynch" or "the Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair. Implementation will be deferred until the 2005 Annual Meeting of Shareholders.

SUPPORTING STATEMENT:

It is the responsibility of the Board of Directors to protect shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. The Board exists to ensure that management acts in the best long-term interests of the shareholders.

Currently at Merrill Lynch, Mr. Stanley O'Neal holds the positions of both Chairman of the Board and CEO. We believe that no single individual can both fill the position of CEO and, at the same time, provide the necessary leadership and objectivity required as Chairman of the Board to properly represent the interests of shareholders. Further, an appearance of a conflicted Board Chair can damage the credibility of the Company. We believe a clear delineation between the roles of Chair and CEO is necessary and will promote greater accountability to Merrill Lynch's shareholders.

Investors require consistency and stability from the leadership of our Company. In a time where our Company and the economy as a whole have been in turmoil, shareholders need a Chairman of the Board who is independent of management and can focus on protecting the interests of shareholders. Merrill Lynch was implicated in the Enron debacle when the U.S. Justice Department charged three Merrill Lynch executives with various criminal violations after finding that they helped Enron inflate its profits and then knowingly caused others to make false statements to a grand jury, Congress, the Securities and Exchange Commission, and the Enron bankruptcy examiner. Merrill Lynch needs a Chairman that can provide quality independent oversight of management's performance during these crises.

We believe that separating the positions of Chair and CEO will enhance independent Board leadership at Merrill Lynch. Other institutional investors and corporate governance experts agree:

- The National Association of Corporate Directors recommend that Boards designate an independent director as Chair or lead director to evaluate CEO and Board Chair functions.

- CalPERS' Corporate Governance Guidelines state, "The independence of a majority of the Board is not enough. The *leadership* of the board must embrace independence, and must ultimately change the way in which directors interact with management."

- The Ethical Funds and Domini Social Investments Proxy Voting Guidelines call for a strong independent director as Board Chair to represent the interests of shareholders.

We believe the recent wave of corporate scandals demonstrate that no matter how many independent directors there are on the Board, that Board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that Board is also the CEO of the company.

We urge shareholders to vote **FOR** this proposal.

Amalgamated Bank

America's Labor Bank

November 10, 2003

Judith Witterschein
Corporate Secretary
222 Broadway
17th Floor
New York, NY 10038

Re: Merrill Lynch - International Brotherhood of Teamsters General Fund

Dear Ms. Witterschein:

This letter confirms that the International Brotherhood of Teamsters General Fund currently holds 160 shares of Merrill Lynch common stock, with a market value as of the date of this letter of $9,507.20. This client of the Amalgamated Bank has held this position in Merrill Lynch common stock for more than one year. The fund intends to hold this position for at least one year longer.

The shares are held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the International Brotherhood of Teamsters General Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

Exhibit 2

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

November 4, 2003

Dear Brothers and Sisters:

As you know, grocery workers across the country are in the fight of their lives to protect affordable health coverage for their families. Teamster companies like Safeway, Kroger, and Albertsons have dug in—determined to roll back the clock on worker benefits and shift approximately $1 billion in health care costs to workers.

Be advised that the companies are not acting alone.

Investment manager Merrill Lynch is supporting the companies saying that cutting health and pension benefits for workers is in the interest of shareholders.

Specifically, they have said:

"All employers need a level playing field...At some point you have to make a violent change to get a chance at surviving." – Mr. Mark Husson, Analyst, Merrill Lynch, Tribune Newspapers (Oct. 14, 2003).

E-mail
Legal 212-738-3119 Fax
Ruth
Karen Muchunas 212 449 7265
212-449-6770

Merrill Lynch's perception of shareholder value is in direct conflict with our own. For companies to adequately compete in this economy they must provide workers with the wages and benefits that allow them to have the purchasing power that keeps our economy strong. We have just gone through a period where corporations favored by Wall Street analysts like Enron, Tyco, and WorldCom have collapsed, while their unionized competitors, competitors that provide good wages and benefits to their employees, have not. It is clear that the Merrill Lynch analyst is taking a position that is fundamentally anti-worker and anti-union and which undermines the structures that make economic prosperity and capital formation possible.

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

Teamster pension fund and health and welfare fund trustees should communicate their concerns to Merrill Lynch especially if your fund uses their services to manage Teamster investments.

Please find enclosed a sample letter that you or your fund can send to Merrill Lynch. If you have any questions about this matter, please contact Jennifer O'Dell, analyst in the IBT Office of Corporate Affairs at (202) 624-8981. Also, please fax me a copy of your correspondence at (202) 624-6833.

Fraternally,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo
Enclosure

Exhibit 3

Headline News



Keegel Urges Letters of Protest to Merrill Lynch

Firm's Analyst Supports Reduction of Workers' Benefits

November 13, 2003

Recently, General Secretary-Treasurer C. Thomas Keegel contacted Teamster local unions urging them to write letters of protest to Merrill Lynch for the company's comments supporting a cut of workers' health and pension benefits.

The comments were made by one of the investment management firm's analysts in support of major supermarket companies reducing these benefits in order to further the interests of shareholders.

"Merrill Lynch's perception of shareholder value is in direct conflict with our own," wrote Keegel to the more than 500 Teamsters affiliates. "For companies to adequately compete in this economy, they must provide workers with the wages and benefits that allow them to have the purchasing power that keeps our economy strong."

For more information about how Teamsters can voice their concerns to Merrill Lynch, please contact Corporate Governance Analyst Jennifer O'Dell at 202-624-8981.

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25 Louisiana Ave, NW, Washington, DC 20001

(202) 624-6800

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

January 14, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Request for No-Action by Merrill Lynch & Co., Inc. on the Shareholder Proposal Submitted by the International Brotherhood of Teamsters General Fund for Inclusion in the 2004 Merrill Lynch Proxy Materials.

Dear Ladies and Gentlemen:

We are in receipt of a letter sent to you by Mr. Richard B. Alsop, ("Mr. Alsop" or "Counsel"), First Vice President and General Counsel of Merrill Lynch & Co., Inc. ("Merrill Lynch" or "the Company") dated December 18, 2003. In that letter, Counsel gives notice of the Company's intent to exclude the International Brotherhood of Teamsters General Fund's ("Fund") shareholder proposal from Merrill Lynch's proxy materials for 2004.

In accordance with Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibits.

The Fund's proposal, requesting the Company's Board of Directors to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair, a legitimate issue for shareholder's consideration and must be included in the Company's 2004 Proxy Materials.

Counsel relies on Rule 14a-8(i)(4), claiming that the proposal relates to the redress of a personal claim or grievance against Merrill Lynch and is

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

designed to further a personal interest of the International Brotherhood of Teamsters, Rule 14a-8(i)(8), claiming that the proposal deals with a matter relating to the election for membership on the Board, and Rule 14a-8(i)(3) stating that substantial portions of the supporting statement of the proposal are false and/or misleading.

The Proponent respectfully disagrees.

ARGUMENT

1. ***The Proposal May be Included in the Company's 2004 Proxy Materials Under Rule 14-8(i)(4), Because it Does Not Relate to the Redress of a Grievance and the Furtherance of a Personal Interest.***

First, Counsel argues that the cover letter for the proposal, which was received by the Company on November 17, 2003, "does not explain the affiliation between the Teamsters and the Fund or the basis on which the Teamsters have the authority to act on behalf of the Fund."

The Proponent is the General Secretary-Treasurer of the International Brotherhood of Teamsters and is also a Trustee of the Teamsters General Fund. Therefore, it is within the Proponent's rights as a Trustee of the Fund to file a shareholder proposal on the Fund's behalf, as has been done in regard to the Fund's proposals at companies such as IBM, Coca-Cola Company, and America West Airlines.

Second, Counsel argues that because the Proponent filed a shareholder proposal at the Company, after having separately expressed his concerns about statements made by a Merrill Lynch analyst regarding a strike at Safeway, Inc., that the proposal is not filed with the intent to improve corporate governance at Merrill Lynch, rather it is merely to "advance the Teamsters' own campaign to pressure Merrill Lynch to influence the reports of its research analysts."

The proposal requesting the Company to split the positions of Chairman of the Board and CEO of the Company is a proposal that the Teamsters have submitted to company ballots for years. In fact, this year alone the Teamsters General Fund and the Teamster Affiliates Pension Plan

(TAPP) have submitted this exact proposal at six different companies. Also, our Fund's proxy voting guidelines require that we generally support proposals that call for the separation of the positions of Chairman and CEO.[1] Further, the issue of splitting the roles of Chairman and CEO at listed corporations is one that many other institutional investors are concerned about. Last year, more than 25 proposals calling for this corporate governance reform were submitted.[2]

Counsel points to the fact that the Proponent submitted the Fund's shareholder proposal ten days after sending information to Teamster benefit fund trustees about Merrill Lynch's position regarding the Safeway labor dispute, as evidence that the proposal is not a "bona fide effort to improve Merrill Lynch's corporate governance for the benefit of all its shareholders."

The Proponent has a dual responsibility to the membership of the International Brotherhood of Teamsters (IBT) in his capacity as General Secretary-Treasurer of the Union as well as Trustee of the Teamsters General Fund. As a Trustee, the Proponent is a fiduciary of the General Fund and, under the Employee Retirement Income Security Act (ERISA), uses active ownership strategies to create long-term value for Fund participants. In particular, the Proponent has a duty to monitor boards of directors and corporate leadership at corporations that the Fund has an equity interest in to ensure that managements' actions benefit shareholders and are not motivated by self-interest. It is under this role that the Proponent filed the shareholder proposal at Merrill Lynch on behalf of the General Fund.

The letter that the Proponent wrote to fund trustees in regard to statements made by an analyst employed by Merrill Lynch is consistent with the communications that have been made in the past to trustees of Union Pension Funds in the Proponent's capacity as General Secretary-Treasurer of the IBT. Further, the IBT has been engaging other money management firms in discussions regarding the ongoing labor dispute and the effect that it is having on Teamster investments across the country, including Strong Capital Management, Morgan Stanley, State Street Global Advisors, Ariel Capital Management and Alliance Capital.

[1] Teamsters Proxy Voting Guidelines, 1.4 Separate Offices of Chairman and CEO, pg. 5. (2003)
[2] Of the 27 proposals submitted for inclusion in company proxy materials by Taft-Hartley Funds, 16 proposals went to shareholder vote, 3 were omitted, and 8 were withdrawn by the proponent.

2. ***The Proposal May be Included in the Company's 2004 Proxy Materials Under Rule 14a-8(i)(8), Because the Proposal Does Not Relate to Election for Membership on Merrill Lynch's Board of Directors***

Counsel, relying on Rule 14a-8(i)(8), argues that the shareholder proposal can be omitted from the Company's 2004 Proxy Materials because the Proposal, "relates to an election for membership on the company's board of directors or analogous governing body."

Counsel points to the fact that current Merrill Lynch Chairman/CEO Mr. Stanley O'Neal's term would expire in 2005 and this is "the meeting at which he will likely again stand for election...the Proposal is evidently an effort to oppose the reelection of Mr. O'Neal at the next available opportunity."

First, the shareholder proposal submitted by the proponent specifically states that if the Board of Directors agrees to implement the proposal, implementation should be deferred until the 2005 annual meeting of shareholders. Therefore, there would be no interference with the election of any current member of the Board of Directors in 2004, nor does it ask the Board of Directors to unseat any current Chairman of the Board.

Second, the Proponent had no knowledge, until reading Counsel's request for No-Action that Mr. O'Neal would likely be running for membership on the Company Board of Directors in 2005. Consequently, Counsel's allegation that the Shareholder Proposal was a "back-door attempt to oppose the election of Mr. O'Neal to the Board..." is without merit.

Next, Counsel claims that the proposal is a personal attack on Mr. O'Neal's ethics and competency because the proposal attempts to link Mr. O'Neal to the "collapse of Enron and certain criminal charges brought against several former Merrill Lynch employees." The Proponent's shareholder proposal states correctly that three former Merrill Lynch executives violated criminal law and helped Enron do the same, and knowingly caused others to make false statements to a grand jury, Congress, the Securities and Exchange Commission (SEC), and the Enron bankruptcy examiner.[3]

Also, according to press reports,

> "Merrill Lynch accepted responsibility for its employees' actions and pledged to avoid any similar problematic transactions, form a committee to ensure strict compliance, report to independent outside auditors and allow a prosecutor-appointed lawyer to monitor their work. Should the firm violate the agreement, the government could file criminal charges."[4]

In addition, "Civil charges were also filed against Merrill Lynch itself, but the firm settled for $80 million in February."[5] These charges happened under the leadership of current Chairman of the Board and CEO, Mr. O'Neal. The Proponent's intent in providing the information about Merrill Lynch and the three former Merrill Lynch executives' involvement in the Enron debacle is to show that, without an independent Director at Merrill Lynch, shareholders cannot be assured that management is focused on protecting shareholders.

3. ***The Proposal may be Included in the Company's 2004 Proxy Materials under Rule 14a-8(i)(3), Because it Does Not Contain False and Misleading Statements or Omits to State Material Facts***

A. Counsel claims that in the second paragraph the statement, "an appearance of a conflicted Board Chair can damage the credibility of the Company," is materially misleading.

The Proponent does not believe that the statement found in the supporting statement, as suggested by Counsel, implies that Merrill Lynch CEO Mr. O'Neal is conflicted, but rather, could appear conflicted to shareholders. Further, in Swift Transportation Company, Inc. (April 1, 2003), the Division of Corporate Finance allowed the exact same sentence to appear in the 2003 Proxy Materials of Swift Transportation. The sentence in the supporting statement is also cast as the proponent's opinion. Therefore, the proponent stands by the sentence as written.

[3] Flood, Mary. The Fall of Enron, The Houston Chronicle. September 18, 2003.
[4] Id.
[5] Id.

B. Counsel argues that the entire third paragraph of the supporting statement should be excluded because it is false and misleading.

1. First, Counsel argues that the line that states, "Investors require consistency and stability from the leadership of our Company," and that "shareholders need a Chairman of the Board who is independent of management and can focus on protecting the interests of shareholders," should be cast as the Fund's opinion. The Proponent believes that these statements are generally accepted tenants of corporate governance shared by many institutional investors.

According to the Corporate Directors Guidebook, "The principle responsibility of a corporate director is to promote the best interests of the corporation and its *shareholders* in directing the corporation's business and affairs."[6] (Emphasis added.) Further, the Conference Board's Commission on Public Trust and Private Enterprise has recognized that, "A key role of the board of directors is to provide oversight to ensure that management acts in the best…long-term interests of the shareowners."[7] In addition, the Board suggests that in order for boards to discharge their responsibility in the most effective way, boards of directors must "…demonstrate loyalty exclusively to the corporation and the shareholders."[8]

Therefore, the Proponent stands by the proposal as written.

2. Counsel argues that the third paragraph of the supporting statement, "when coupled with the discussion of Enron in the immediately following sentence of the same paragraph, improperly and without basis imply that Mr. O'Neal has not provided consistency or stability and that he has not focused on the interests of shareholders," and should be deleted.

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[6] Corporate Director's Guidebook, American Bar Association, Section on Business Law, Second Edition, p. 4-5 (1994).
[7] Commission on Public Trust and Private Enterprise, Findings and Recommendations, The Conference Board, p. 15 (2003)
[8] Id.at 21.

As stated previously, the discussion of Enron in the supporting statement is provided to shareholders to show that shareholders require leadership of the company that is focused on the day-to-day operations of the business, and a separate Chairman of the Board that can provide independent oversight of management's decisions, and to avoid the appearance of a conflict of interest. Therefore, the Proponent stands by the Proposal as written.

C. Counsel argues that the sentence, "The National Association of Corporate Directors recommend that Boards designate an independent director as Chair or lead director to evaluate CEO and Board Chair functions," is unsubstantiated by a specific citation. In the spirit of compromise the Proponent is willing to provide the following citation: Recommendations from the NACD Concerning Reforms in the Aftermath of the Enron Bankruptcy, Comment Letter from Roger Raber to Richard Grasso, NYSE. (March 4, 2002).

D. Counsel argues that the Proponent's citation to the CalPER's guidelines is materially misleading because it does not directly call for the separation of the positions of Chairman of the Board and CEO. While the guidelines do not specifically call for the splitting of the two positions, they do underscore the need for board independence, which is the intent of the Proponent's shareholder proposal. Therefore, the Proponent stands by the proposal as written.

E. Counsel argues that the third bullet point of the Supporting Statement may be omitted because it does not provide a citation to the Ethical Funds and Domini Social Investments Proxy Voting Guidelines. In the spirit of compromise, the Proponent is willing to provide the following citation if Counsel agrees to waive the 500-word limitation: Ethical Funds Proxy Voting Guidelines, The Ethical Funds, Sec. 3.0(3.2.3), (2003), and Proxy Voting Guidelines & Shareholder Activism, Proxy Season 2002, 7th Edition. Domini Social Investments, p. 25 (2002). However, if Counsel does not agree to waive the word limitation, please see the revised proposal enclosed.

CONCLUSION

Counsel's arguments for exclusion of the Fund's shareholder proposal from the 2004 Proxy Materials clearly do not meet the standard for SEC no-action. In the spirit of compromise, the Proponent is willing to alter the supporting statement to the shareholder proposal as outlined in the argument above. Also, in order to comply with the 500-word limitation, the proposal had to be edited. Please see herein, EXHIBIT A.

The SEC's primary mission "is to protect investors and maintain the integrity of the securities markets." The Proponent urges the SEC to protect Merrill Lynch & Co. shareholders who support a Board Chair who does not also serve as Chief Executive and, by extension, protect all shareholders who take an interest in corporate governance, by denying the Company's request for no-action.

Based on the foregoing analysis the Proponent respectfully requests that the Division take action to enforce inclusion of its proposal in Merrill Lynch & Co.'s 2004 Proxy Materials.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
Trustee

CTK/jo
Enclosures

RESOLVED:

The shareholders of Merrill Lynch & Co., Inc., ("Merrill Lynch" or "the Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director, who has not served as the chief executive of the Company, serve as Board Chair. Implementation will be deferred until the 2005 Annual Meeting of Shareholders.

SUPPORTING STATEMENT:

It is the responsibility of the Board of Directors to protect shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. The Board exists to ensure that management acts in the best long-term interests of the shareholders.

Currently at Merrill Lynch, Stanley O'Neal holds the positions of both Chairman of the Board and CEO. We believe that no single individual can fill both the position of CEO and, at the same time, provide the necessary leadership and objectivity required as Chairman of the Board to properly represent the interests of shareholders. Further, an appearance of a conflicted Board Chair can damage the credibility of the Company. We believe a clear delineation between the roles of Chair and CEO is necessary and will promote greater accountability to Merrill Lynch's shareholders.

Investors require consistency and stability from the leadership of our Company. In a time where our Company and the economy as a whole have been in turmoil, shareholders need a Chairman of the Board who is independent of management and can focus on protecting the interests of shareholders. Merrill Lynch was implicated in the Enron debacle when the U.S. Justice Department charged three Merrill Lynch executives with various criminal violations after finding that they helped Enron inflate its profits and then knowingly caused others to make false statements to a grand jury, Congress, the SEC, and the Enron bankruptcy examiner. Merrill Lynch needs a Chairman that can provide quality independent oversight of management's performance during these crises.

We believe that separating the positions of Chair and CEO will enhance independent Board leadership at Merrill Lynch. Other institutional investors and corporate governance experts agree:

- The National Association of Corporate Directors recommend that Boards designate an independent director as Chair or lead director to evaluate CEO and Board Chair functions.[1]

- CalPERS' Corporate Governance Guidelines state, "The independence of a majority of the Board is not enough. The *leadership* of the board must embrace independence, and must ultimately change the way in which directors interact with management."

We believe the recent wave of corporate scandals demonstrates that, no matter how many independent directors there are on the Board, that Board is less likely to protect shareholder interests by providing independent oversight of the officers, if the Chairman of that Board is also the CEO of the Company.

We urge shareholders to vote **FOR** this proposal.

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[1] Recommendations from the NACD Concerning Reforms in the Aftermath of The Enron Bankruptcy, Comment Letter from Roger Raber to Richard Grasso, NYSE. (March 4, 2002).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 18, 2003

The proposal urges the Board to amend the bylaws to require that an independent director who has not served as CEO serve as chairman of the board.

We are unable to concur in your view that Merrill Lynch may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the phrase that begins "our Company and the economy. . ." and ends ". . . in turmoil";

- provide factual support in the form of a citation to a specific source for the sentence that begins "The National Association. . ." and ends ". . . Board Chair functions";

- delete the discussion that begins "CalPERS' Corporate Governance Guidelines. . ." and ends ". . . interact with management"; and

- provide factual support in the form of a citation to a specific source for the sentence that begins "The Ethical Funds. . ." and ends ". . . interests of shareholders."

Accordingly, unless the proponent provides Merrill Lynch with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Merrill Lynch omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Merrill Lynch may exclude the proposal under rules 14a-8(i)(4). Accordingly, we do not believe that Merrill Lynch may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Merrill Lynch may exclude the proposal under rules 14a-8(i)(8). Accordingly, we do not believe that Merrill Lynch may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Lesli L. Sheppard-Warren